March 22, 2023

Keith Carpenter

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 207 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Mr. Carpenter:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 21, 2023, with respect to the Amendment relating to the Strive Developed Markets ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please include an explanation of the expenses that are included, and excluded, from the Fund’s unitary fee.

Response: The following language has been added as footnote 1 to the fee table:

[1]	The Fund’s investment advisory agreement provides that the adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreements, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses, including brokerage commissions and fees and expenses associated with the Fund’s securities lending program, if applicable.

2.	Comment: Please note any sectors in which the Fund concentrates and remove the sentence in the Principal Investment Strategy section that discusses that the Fund will concentrate to the same extent of its Index.

Response: The Prospectus provides sector exposure information in the Principal Investment Strategy section. The Fund is not expected to concentrate in any particular sectors at the commencement of the Fund’s operations. The following sentence regarding concentration has been deleted:

~~The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Index is concentrated.~~

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: Please confirm the risk disclosures provided in response to Item 9 to Form N-1A correspond with those provided in response to Item 4 of N-1A.

Response: The Registrant has reviewed the disclosures and removed Banking Risk in the Item 9 disclosures as that risk is not applicable.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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